Exhibit 99.2

[STADIUM CAPITAL MANAGEMENT, LLC LETTERHEAD]

September 24, 2009

Members of the Special Committee of the Board of Directors
of Builders FirstSource, Inc.
Robert C. Griffin
Cleveland A. Christophe
Craig A. Steinke
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas  75201

Gentlemen:

We are the largest unaffiliated stockholder of Builders FirstSource, Inc. (“BLDR” or the “Company”) and are writing regarding the unnecessary and self-enriching proposal made by Warburg Pincus Private Equity IX, L.P. (“Warburg”) and JLL Partners Fund V, L.P. (“JLL”) to the Board of Directors of BLDR to, among other things, recapitalize the debt of BLDR owned by JLL, Warburg and others (the “Recapitalization Proposal”).  The Recapitalization Proposal was made to the Company in a letter from Paul S. Levy and Kevin Kruse (both BLDR directors).  Stadium Capital Management, LLC is the advisor for four clients (collectively, “Stadium”) that own a total of 5,367,140 shares of BLDR common stock, or approximately 14.9% of the Company’s outstanding common stock.

Despite our efforts to contact the Special Committee of Independent Directors of BLDR (the “Committee”), we have not been able to speak directly with the members of the Committee.  This delay has left Stadium with no recourse but to submit this letter to highlight the serious financial, legal and ethical issues within the Recapitalization Proposal.  To be absolutely clear, we urge the Committee to reject this self-dealing Recapitalization Proposal as wholly inappropriate and unwarranted at the present time.  We believe:

•	The Recapitalization Proposal is blatantly unfair to the minority stockholders and represents extraordinary self-dealing by Warburg and JLL.

•
BLDR has adequate liquidity at the present time, making the Recapitalization Proposal unnecessary, and any suggestion to the contrary by Warburg or JLL is misleading and an attempt to pressure the Company the Special Committee into a recapitalization that is shockingly self-serving to Warburg and JLL.

•
While undoubtedly BLDR (like most other companies) could find potentially productive uses for additional capital, nothing about BLDR’s current circumstances warrants a recapitalization on terms reflecting the desperation of the Recapitalization Proposal – terms that are extraordinarily beneficial to Warburg and JLL while being commensurately punitive to the minority stockholders.

•	Warburg and JLL are abusing their position as control stockholders, have acted contrary to law and are pressuring the Special Committee and the Company to proceed with this transaction.

We believe the Recapitalization Proposal is a simple and striking attempt by Warburg and JLL to increase their ownership position substantially at the direct expense of Stadium and the other minority stockholders.  We believe that these issues are so obvious, and the terms of the Recapitalization Proposal are so egregious, that we would have hoped that this letter is unnecessary.  Our fear, however, is that the Committee is ignoring basic economic realities and true legal requirements and will instead make decisions based on the undue influence of Warburg and JLL, whose motives for the Recapitalization Proposal are clearly questionable.  We believe the problems with the Recapitalization Proposal are abundantly clear and see them as follows:

•	The Recapitalization Proposal reveals the clear conflicts of interest of Warburg and JLL, and it is shockingly unfair to the minority stockholders in several respects.

•
The share price that is proposed for the rights offering and the exchange offer is unfairly low; indeed, startlingly so and substantially undervalues the Company.  There can be no rational basis for the proposed $2.00 per share price, given that BLDR’s common stock was trading in the range of $7.50 to $8.50 per share in the days immediately preceding the Recapitalization Proposal. We believe there is no proper business reason for a discount in the range of 75%, as currently proposed.    We are particularly concerned that the $2.00 share price was proposed because of the significant benefits it would confer upon Warburg and JLL in the debt exchange component of their proposal at the direct expense of other stockholders.

•
Warburg’s and JLL’s requirement that the proposed rights offering be “backstopped” by them for a fee of $4.5 million is also particularly outrageous.  First, it is worth noting that this fee is in return for a commitment to purchase BLDR stock at discount of approximately 75% to its market price the day prior to the Recapitalization Proposal. Second, of the proposed $75 million rights offering, approximately 50%, or only $37.5 million would be available to the minority stockholders.  The other $37.5 million would be purchased by Warburg and JLL.  Accordingly, this “backstop” commitment would, at first glance, cost the Company a 12% fee ($4.5 million/$37.5 million), which is egregious enough; in reality, when calculated correctly, this would actually result in Warburg and JLL receiving  stock worth $18 million, a 48% fee, for this valueless backstop ($4.5 million Fee ÷ $2.00 per share = 2,250,000 shares; 2,250,000 shares x $8.00 per share, BLDR’s approximate stock price prior to the Recapitalization Proposal, = $18 million).  We believe the inclusion of a backstop requirement in the Recapitalization Proposal is just another remarkable example of Warburg’s and JLL’s attempting to transfer value from the minority stockholders.  We believe any backstop is unnecessary.  Furthermore, this particular “backstop fee” request is especially absurd, and making such a proposal demonstrates clear disregard for the minority stockholders.  It equally clearly violates Warburg’s and JLL’s fiduciary responsibilities, as directors of BLDR, to the minority stockholders.  It is just one more example of the self-dealing that pervades the Recapitalization Proposal.

•
Even more disturbing is the proposed conversion of Warburg’s and JLL’s $98 million in principal amount of BLDR’s Second Priority Senior Secured Floating Rate Notes (“Notes”) into common stock at $2.00 per share. This is nothing more than a brazen attempt to transfer wealth from the minority stockholders to Warburg and JLL and other participating note holders.  Given that the Notes do not mature until 2012 and the Company has sufficient liquidity to meet its needs for the foreseeable future, we see no compelling need for BLDR to convert this debt to equity at this time. More importantly,  the notion of doing such a conversion at a price that is approximately one-quarter of the pre-proposal market value of the Company’s common stock (and even further below what we believe is its intrinsic value) is nothing more than self-dealing by Warburg and JLL at the expense of the minority stockholders.  The Notes were quoted at approximately 50% of par prior to the proposal, and in fact were likely purchased by Warburg and JLL for even less.  Warburg and JLL, notably, openly acknowledge that the “value” of the Notes in the market was 50% of par prior to the Recapitalization Proposal. Consequently, Warburg and JLL are actually proposing trading their securities (the Notes) at a value that is double their pre-proposal market value in exchange for BLDR common stock at a value that is one-fourth of its pre-proposal market value.   In other words, under this proposal, for every dollar’s worth of common stock the Company issues, it gets in return approximately 12.5 cents in market value of its debt securities.  We believe that there is no defensible reason why a bona fide independent director would ever agree to such an absurdly priced exchange at massive expense to the minority stockholders.

•
Unbelievably, the Recapitalization Proposal was sent by a letter to the Company signed by Paul S. Levy and Kevin Kruse, both BLDR directors, as well as managing directors at Warburg and JLL, respectively, resulting in a clear conflict of interest.  Additionally, four other handpicked directors on BLDR’s board hold senior and/or controlling positions at Warburg or JLL, resulting in a total of at least six of ten directors on BLDR’s board having conflicted ties to Warburg and JLL.  We believe Warburg and JLL are taking an inherently coercive position  to the detriment of all other stockholders.

•
We do not believe that BLDR has a need for immediate liquidity, as evidenced by numerous written and spoken statements by the Company confirming that it has sufficient liquidity.  We recognize that BLDR is experiencing a difficult economic time and is in a troubled industry. We commend the efforts of BLDR management to position BLDR to survive, control expenses and operate during this downturn at a low cash burn-rate.  As recently as BLDR’s July 24, 2009 second quarter conference call with investors, however, BLDR announced improved operating results, increased cash balances and liquidity and optimism about both the industry and company’s prospects, with Charles Horn, BLDR’s CFO, stating:

o	“Net cash used during the quarter was only $2.2 million, and we ended the quarter with $112.4 million in available liquidity, up from $83.5 million in the first quarter of 2009.”
o	“We feel our action plan has been successful and continues to be the correct course of action to ensure both the short term and long-term health of our Company.”
o
“We are optimistic that through the consistent execution of this action plan, coupled with over $112 million in cash, we will have adequate liquidity to withstand these challenging conditions and that we will be a stronger, more efficient company when the housing market recovers.”

•
We believe that any suggestion by Warburg or JLL or their handpicked board members that the Company is in fact “in crisis” should be carefully evaluated.  If true, it would seem to indicate an unbelievable deterioration in the Company’s performance and liquidity in the past eight weeks, as well as call into doubt the truthfulness of the Company’s recent public filings and explicit public comments to stockholders.  We believe that Warburg and JLL will attempt to characterize the current circumstances of BLDR as a “crisis”, a “crisis” for which Warburg and JLL at this time would provide the only viable solution. This is ludicrous. In fact, the opposite is true. Since July 24, 2009 the Company has not issued any revised guidance or operating results, and the data in the residential housing industry have been positive, not negative. Specifically, data for housing starts, housing permits, housing prices and consumer confidence since BLDR’s July 24, 2009 second quarter call with investors suggest no deterioration in the U.S. residential housing industry; in fact, the data argue the opposite.  During the July 24, 2009 earnings call Charles Horn also stated, “I think our feel is that we still believe that 2010 will see a little bit of moderate growth, but really 2011 is when we’ll see a more pronounced increase in housing industry activity.”  Any attempts by Warburg or JLL to characterize BLDR’s circumstances specifically, or industry conditions generally, as worsening are self-serving and disingenuous and should be viewed with skepticism by the Committee.

•
We believe there is no rational reason to refinance at the present time.  The Notes are not due until 2012, the Company has over $100 million of liquidity and a low burn rate, and management is predicting moderate growth in 2010 and a pronounced increase in housing activity in 2011.  We believe in light of these factors, other than unjustly enriching Warburg and JLL, the most prudent, reasonable and advisable path is to hold off on financing at the present time, and certainly not to enter into a significantly dilutive and below market transaction designed to enrich Warburg and JLL at the expense of minority shareholders.

•
Even if capital is to be obtained at the present time (which we do not believe is necessary or appropriate), the current trading price for the Company’s shares, depressed as it is specifically because of the Recapitalization Proposal, confirms that equity capital could be obtained by the Company on significantly superior terms to those provided in the Recapitalization Proposal.  It is incumbent on the board to use its best efforts to obtain the proper amount of capital on the best terms available.  The Recapitalization Proposal is nothing more than a sweetheart deal for the Company’s controlling stockholders.

•
Warburg and JLL, through their directors, are abusing their position as control stockholders by proposing actions to enrich themselves at the expense of the minority stockholders.  Warburg and JLL are the private equity sponsors of BLDR and its strategy. To date, Warburg’s and JLL’s investments behind BLDR have been financially unsuccessful, by any reasonable measure. The Recapitalization Proposal is a transparent attempt by Warburg and JLL to salvage incremental value for themselves at the expense of minority stockholders. It is also no coincidence that the Recapitalization Proposal comes at a time when the risks to BLDR have diminished substantially as a result of dramatic expense reductions, effective working capital management and industry stabilization. BLDR’s management, industry analysts and experts have begun to see stabilization in the residential housing markets; Warburg and JLL are seizing this opportunity to enrich themselves at minority stockholder expense when the overall risk to BLDR has decreased, not increased. We believe it is revealing that neither Warburg nor JLL had previously publicly proposed any kind of recapitalization for BLDR when the industry and company specific risks were far more pronounced than they are now.  We also believe if Warburg and JLL, as directors and insiders, had not usurped a corporate opportunity and purchased the Notes at a substantial discount to its face value, they would have not proposed this self-dealing Recapitalization Proposal.  This wrongful conduct should not be rewarded.

•
The Recapitalization Proposal, which could result in the issuance of as many as 108.75 million shares, nearly three times the number of currently outstanding shares, represents a sale of control of the Company under Delaware law, and accordingly the Committee has specific legal duties and obligations to insure that the best price is obtained.  Regardless of the fact that Warburg and JLL presently control the Company, this proposed transaction would require the sale of a control block of stock to Warburg and JLL.  Before that is rubberstamped, to the severe detriment of the Company’s minority stockholders, the Committee is legally required to exercise its fiduciary duties to ALL of the Company’s stockholders. We note that Warburg and JLL in their proposal indicated that they are not interested in selling their shares at the present time on any terms.  Clearly this tactic is to chill the Committee from having the ability to attract viable alternative proposals for capital or for the sale of control.  Just to be clear, however, we believe that this is not the time to sell the Company and that the current market price of the Company’s shares is trading at substantial discount to its intrinsic value.

•
We believe that the earlier purchase of the Notes by Warburg and JLL at significant discounts potentially represented a usurpation of a corporate opportunity and a breach by the Warburg and JLL directors of their fiduciary duty.  The repurchase of Notes at a discount to face of 50% or more was an excellent investment and would have greatly benefited the Company.  As directors, the representatives of Warburg and JLL on BLDR’s board had an obligation to bring this opportunity to the attention of the Company and to not usurp the opportunity for a director’s individual benefit.  Given that the Company had significant liquidity, with minimal borrowings under its Revolving Credit Facility, we believe the Company could have with minimal efforts and cost put itself in the position to repurchase its Notes through a tender offer, whether by amending its Revolver, obtaining alternative financing, selling additional equity, or otherwise.  The Recapitalization Proposal, by seeking to obtain full value for the Notes, in fact more than full value when you consider that the Notes are being exchanged for below market stock, is exactly the kind of transaction that a controlling stockholder is prohibited from doing.

•
Warburg’s and JLL’s actions are damaging their reputation for fairness and equitable behavior, and showing them to be predatory and stockholder unfriendly.  We entered into the BLDR investment, in part, because of Warburg’s and JLL’s solid and longstanding reputation for sound governance, fairness and ethical behavior.  We recognize that this has been, to date, an unsuccessful investment for Warburg and JLL.  Nevertheless, as members of the Special Committee, you should not permit Warburg and JLL to improve the economics of their investment at the expense of the remaining stockholders.  All stockholders have suffered as a result of the difficult economic conditions in the U.S. housing market, but the Recapitalization Proposal disproportionately increases the suffering for the minority stockholders by forcing enormous and unnecessary dilution.

The market’s negative response to the Recapitalization Proposal, including the recent filing of litigation against the Company and each of the directors alleging a breach of fiduciary duties by the directors, among other things, is unequivocal and stands as confirmation that the market “agrees” with our analysis.  We believe that such response also evinces a concern beyond the unfairness of the economic terms of the proposed transaction, which goes to the integrity of the Board and its ongoing ability to fulfill its fiduciary duties.  In short, investors have lost confidence in BLDR’s board and its ability to govern on behalf of stockholders in an objective fashion. In our view, this concern is entirely reasonable, given the Recapitalization Proposal and the fact that Warburg and JLL control a majority of the seats on the Company’s board.  We are also acutely aware of the interlocking and historical relationships between certain independent directors of BLDR and Warburg and JLL.  We ask that we be permitted to meet directly with the Committee in order to discuss our concerns in further detail.  We further request that the Committee commit to reject any proposed recapitalization that does not fairly value the Company and that is not subject to approval by a vote of the majority of the minority stockholders. To the extent that BLDR prospers in the future as a result of strong management execution and a rebounding housing market, this prosperity must accrue to all of the current stockholders. We also believe that it is incumbent that representatives of the minority stockholders be added to the Company’s Board and are asking that the Board be immediately expanded to add two minority stockholder representatives.  Alternatively, one representative of each of Warburg and JLL could voluntarily resign and their seats be filled by representatives of the minority stockholders. Immediate actions such as these would begin to restore investor confidence in BLDR’s board of directors.

We are not activists by orientation, and our firm does not have a history of public posturing or litigating.  However, the Recapitalization Proposal, which is rife with self-dealing and conflicts of interest, has left us no choice but to convey our profound concerns to the Committee and request the foregoing protections.  To be clear, we believe that this is the wrong time to recapitalize the Company and in any event this is the wrong proposal.  Though we strongly hope that the Committee will proceed in a fashion that is in the best interests of the minority stockholders, we reserve all of our legal and other rights.  In that regard, we have simultaneously submitted to the Company a books and records request to highlight our concerns that the representatives of Warburg and JLL on BLDR’s Board of Directors may have breached their fiduciary duties to the Company.  While we have not pursued legal remedies at the present time, rest assured that we are fully prepared to file a lawsuit to enjoin any transaction that we believe is unfair to the minority stockholders.  Though litigation would be an unfortunate outcome, our fiduciary obligation to our investors may require such action, and we take our fiduciary obligations extremely seriously.  We trust that the Committee does as well.

Sincerely,

/s/ Bradley R. Kent

Bradley R. Kent Managing Member Stadium Capital Management, LLC